UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FreeSeas Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Y26496201

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y26496201

1.	Name of Reporting Person.
	I.R.S. Identification Nos. of above persons (entities only).

	Crede CG III, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of	5.	Sole Voting Power	0
Shares Beneficially
Owned by Each	6.	Shared Voting Power	10,699,537
Reporting
Person With:	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	10,699,537

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,699,537 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions)

	OO

CUSIP No. Y26496201

1.	Name of Reporting Person.
	I.R.S. Identification Nos. of above persons (entities only).

	Crede Capital Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power	0
Shares Beneficially
Owned by Each	6.	Shared Voting Power	10,699,537
Reporting
Person With:	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	10,699,537

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,699,537 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions)

	HC

CUSIP No. Y26496201

1.	Name of Reporting Person.
	I.R.S. Identification Nos. of above persons (entities only).

	Acuitas Financial Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of	5.	Sole Voting Power	0
Shares Beneficially
Owned by Each	6.	Shared Voting Power	10,699,537
Reporting
Person With:	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	10,699,537

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,699,537 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions)

	HC

CUSIP No. Y26496201

1.	Name of Reporting Person.
	I.R.S. Identification Nos. of above persons (entities only).

	Terren S. Peizer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of	5.	Sole Voting Power	0
Shares Beneficially
Owned by Each	6.	Shared Voting Power	10,699,537
Reporting
Person With:	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	10,699,537

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,699,537 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions)

	IN

This Amendment No. 2 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “ SEC ”) on October 18, 2013 (the “ Schedule 13G ”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2014, each of the Reporting Persons may be deemed to have beneficial ownership of 10,699,537 shares of Common Stock, which consisted of: (i) 8,094,105 shares of Common Stock held by Crede CG III, (ii) 748,624 shares of Common Stock issuable upon conversion of 8,160 shares of Series D Preferred Stock held by Crede CG III, and (iii) 1,856,808 shares of Common Stock issuable upon exercise or exchange of a portion of the Series A Warrants held by Crede CG III, and all such shares of Common Stock represent beneficial ownership of approximately 9.9% of the Common Stock, based on (1) 105,470,692 shares of Common Stock issued and outstanding on November 14, 2014, as reported in the Definitive Proxy Statement filed by the Issuer on November 17, 2014, plus (2) 748,624 shares of Common Stock issuable upon conversion of 8,160 shares of Series D Preferred Stock and 1,856,808 shares of Common Stock issuable upon exercise or exchange of a portion of the Series A Warrants.

The foregoing excludes (I) 3,143,192 shares of Common Stock issuable upon exercise or exchange of a portion of the Series A Warrants held by Crede CG III, (II) 1,053,862 shares of Common Stock issuable upon exercise or exchange of the Series B Warrants held by Crede CG III, and (III) 35,954,990 shares of Common Stock issuable upon exercise or exchange of the Series C Warrants because each of the Series A Warrants, the Series B Warrants and the Series C Warrants contain a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates of more than 9.9% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may be deemed to have beneficial ownership of an additional 40,152,044 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 10,699,537.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 10,699,537.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

CREDE GC III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer

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